Final Term Sheet

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement, dated February 11, 2026

Registration Statement No. 333-280979

February 11, 2026

Marsh & McLennan Companies, Inc.

$600,000,000 4.950% Senior Notes due 2036

Terms Applicable to the Notes

Issuer:	Marsh & McLennan Companies, Inc.

Offering Format:	SEC-Registered

Trade Date:	February 11, 2026

Settlement Date*:	February 19, 2026 (T+5)

Expected Ratings / Outlook
(Moody’s / S&P / Fitch)**:	A3 (Stable) / A- (Stable) / A- (Stable)

Net Proceeds to Issuer (before offering expenses):	$595,974,000

Use of Proceeds:	The net proceeds of this offering will be used for general corporate purposes.

Securities:	4.950% Senior Notes due 2036

Maturity Date:	March 15, 2036

Principal Amount:	$600,000,000

Price to Public:	99.979% of principal amount, plus accrued interest, if any, from February 19, 2026

Benchmark Treasury:	4.000% due November 15, 2035

Benchmark Treasury Price / Yield:	98-20 / 4.172%

Spread to Benchmark Treasury:	+ 78 basis points

Re-Offer Yield:	4.952%

Coupon:	4.950%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2026

Optional Redemption – Make-Whole Call:	Prior to December 15, 2035: the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the redemption date (assuming the Notes matured on the Par Call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Optional Redemption – Par Call:	On or after December 15, 2035, three months prior to the Maturity Date

CUSIP / ISIN:	571748CF7 / US571748CF73

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers:	CIBC World Markets Corp. PNC Capital Markets LLC Siebert Williams Shank & Co., LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating. No report of any rating agency is being incorporated by reference herein.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting: (i) Citigroup Global Markets Inc. at 1-800-831-9146, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533 and (iii) Wells Fargo Securities, LLC at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus. Terms used but not defined herein have the meanings given in the preliminary prospectus supplement.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.